Mail Stop 0407

      March 11, 2005

Mr. Mitchell S. Segal
Chief Executive Officer
Walker Financial Corporation
990 Stewart Avenue, Suite 60A
Garden City, New York 11530

	RE:	Walker Financial Corporation
		Registration Statement on Form SB-2
		Filed February 11, 2005
		File No. 333-120748

      Form 10-KSB for the year ended December 31, 2003
Forms 10-QSB for the quarters ended
March 31, June 30, and September 30, 2004
      File No. 0-28173

Dear Mr. Segal:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The financial statements and MD&A and should be updated to December 31, 2004, as required by Rule 3-10(g) of Regulation S-B.
In
addition, please update your other disclosure where required (e.g. executive compensation information).

Prospectus Cover Page

2. Please note that companies do not "list" their securities on the
OTC Bulletin Board. Brokers must apply to the NASD to quote a company`s securities on the OTC Bulletin Board. Therefore, revise the reference to your stock being listed on the OTC Bulletin Board.

Prospectus Summary, Overview, page 5

3. As currently drafted, the description of your business is vague and contains industry jargon that does not provide any meaningful information. For example, what do you mean that you provide "prearrangement" and "pre-need products?" Also, what does it mean that you have "established a worksite and affinity marketing strategy?" Instead of this disclosure, simply state, if true, that you sell funeral plans to individuals on behalf of funeral companies.
In addition, in light of your financial history and condition, it is unclear the nature and extent of your current and future operations.
Please revise to discuss what products/services you currently provide, the extent of those operations to date, and how you provide these operations. In addition, please discuss what product/service you intend to provide as well as status of that product/service in development. Revise your entire document, including this section, your Business section, and your MD&A, so that ordinary investors have a clear understanding of what you do and the goods and services that you sell and how you sell them.

4. Further, as part of your revisions, please continue to provide a balanced picture of your operations, financial condition, and structure. Please disclose that you have an accumulated deficit of
$4.1 million and only recently entered into your current business. In addition, disclose that you need $1 million to fund your operations for the next twelve months.

5. In this regard, please revise throughout the prospectus where appropriate to discuss your corporate history including when and how you entered into your current business.

Risk Factors, page 6

6. Please delete the second and third sentences of the introductory paragraph. Once you describe all material risks, and tailor each one to your specific facts and circumstances, you will not need this generic, boilerplate risk disclosure.

7. Please revise each risk factor caption so that it reflects the risk that you discuss in the text. Currently, many of your risk factor captions are unduly vague, such as "We have a limited operating history with which to judge our performance" on page 3, or merely state a fact about you, such as "Our auditors have recognized a material weakness in our internal controls" on page 4. Others captions simply allude to a future event, such as "Changes or increases in, or failure to comply with, regulations applicable to our business could increase our costs" on page 5. These are only examples. Revise throughout to identify briefly in your captions the risks that result from the facts or uncertainties. Potential investors should be able to read the risk factor captions and come away with an understanding of what the risk is and the result of the risk as it specifically applies to you. As a general rule, your revised captions should work only in this document. If they are readily transferable to other companies` documents, they are probably too generic. Please revise accordingly.

8. Please avoid the generic conclusion in the captions and discussions that if a risk occurs, your business and results of operations could be adversely affected or substantially harmed. This does not represent meaningful disclosure. Instead, replace this language with specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, share price, etc.

   Our auditors have recognized a material weakness..., page 4

9. Please provide more disclosure regarding the risk to you and your investors resulting from your auditors identifying a material weakness in your internal controls. In this regard, we note your statement on page 4 that management "believes that sufficient compensating controls have been implemented to minimize the risks associated with this material weakness." Please delete this disclosure as mitigating language is not appropriate in the risk factor section.

   Increased advertising or better marketing by our competitors..., page 5

10. To the extent possible, please quantify your market share in the industry.

   Changes or increases in, or failure to comply with, regulations..., page 5

11. Please provide more disclosure how this risk may affect you and your investors. For example, are you in compliance with all applicable laws? Have you incurred any costs due to these laws?

   If we fail to remain current on our reporting requirements..., page 7

12. In order for investors to understand the likelihood of this risk occurring, please disclose whether you have been delinquent in your periodic reporting during the last twelve months.

Forward-Looking Statement, page 9

13. Please delete your reference to Section 27A and Section 21E as these safe harbors do not apply to any issuer who has issued penny stock. See Section 27A(b)(1)(C) of the Securities Act of 1933 and
Section 21E(b)(1)(C) of the Securities Exchange Act of 1934.



Management`s Discussion and Analysis..., Overview, page 11

14. Please revise this section to highlight the most important developments of the period being reported without being repetitive of or summarizing the ensuing MD&A discussion. This discussion should be written in Plain English from the CEO`s perspective, focusing on issues "that keep him up at night." Such topics could include:

* economic or industry-wide factors relevant to the company;
* how the company earns revenues and income and generates cash;
* the company`s lines of business, locations of operations and principal products and services without being repetitive of the Business section or disclosure elsewhere in the prospectus; and
* the material opportunities, challenges and risks that management are most focused on for the short and long term, as well as actions that they are taking to address these opportunities, challenges and risks. For example, we note your disclosure on page 13 that National
Preplanning "expects to start achieving more substantial revenues in the second quarter of 2005." Your overview should highlight why management expects revenues to increase substantially in the second quarter of 2005.

15. Please discuss any future plans to expand your services and offerings including a discussion of the funding and timing requirements to complete any expansions for each subsidiary.

16. We note that your auditors cited a material weakness in your internal control over financial reporting for the period ended September 30, 2004. Please revise this section to discuss any potential material impacts on your financial condition related to the weaknesses in the company`s internal control over financial reporting.

   Critical Accounting Policies, page 11

17. We note that your discussion of your critical accounting policies basically repeats the discussion of your accounting policies in note
1 to your financial statements. Please note that this is not the purpose of this disclosure. This section should only highlight accounting estimates or assumptions where:

* the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and
* the impact of the estimates and assumptions on financial condition or operating performance is material.

Such disclosures should supplement, not duplicate, the description of accounting policies required in the notes to the financial statements. The accounting policy note to the financial statements generally describes the method used to apply an accounting principle while the MD&A disclosure should present a company`s analysis of the uncertainties involved in applying a principle at the current time or the variability that is reasonably likely to result from its application over time. Please revise accordingly.

   Results of Operations..., page 13

18. Throughout this subsection, you frequently attribute a material change to two or more events or factors that you describe without quantification. In discussing the material changes, please quantify the amount of change attributed to each factor. For example, operating expenses were a significant reason for your net loss for the nine months ended September 30, 2004; however, there is no detail as to how much each component of your operating expenses (new employee hires, website development and marketing costs) contributed to the overall increase from the comparable earlier period. Refer to
Item 303 of Regulation S-B.

19. Also, in this regard, please provide disclosure that will provide insight into the underlying business developments or conditions that resulted in the changes. Discuss whether any of these factors represent part of a trend that will continue to affect your operations going forward. For example, how do you expect competing with larger and more established funeral companies will impact you?
In addition, discuss trends within your margins as you commence and expand operations. See Item 303(b)(1)(iv) of Regulation S-B.

20. Please disclose why your net sales for the nine months ended September 30, 2004 decreased so much from $505,098 for the nine months ended September 30, 2003. In your explanation, please discuss the extent to which change in revenues was attributable to changes in volume versus changes in price.

21. Please provide more detail on your history of net losses. Discuss the company, industry or other events or trends that contributed to your net losses and discuss whether and how you expect these trends and events to continue to affect you in the future.

22. Please revise the presentation of statement of operations on pages F-3 and F-21, to disclose separate line items for operating expenses and selling and general and administrative expenses.

23. In the last paragraph of the Results of Operations for the year ended December 31, 2003 as compared to December 31, 2002, there is a reference to cash and cash equivalents derived from "Walker."
Please
explain this reference.

   Liquidity and Capital Resources, page 25

24. In addition, to the extent known, please quantify your expected capital expenditures to fund and expand your business for the next twelve months.

25. Your discussion of net cash provided by financing is difficult to read due to the amount of detailed disclosure you provide. Revise this paragraph to individually identify each source of financing you received during 2004 and disclose the material terms of each source of financing.

26. In this regard, please discuss the extent to which you have relied on loans and advances from company insiders as well as from private placements. Quantify the amount of funds you have received from these sources for the past twelve months.

27. Please quantify your obligation to the current holders of your 10% promissory notes due to your failure to register the underlying common stock and your default under the notes. Please advise whether your defaults under the indenture create a risk to investors that should be highlighted in the risk factors section. Advise whether any of the shares underlying the convertible notes are being registered for resale on this registration statement.

   Plan of Operations, page 15

28. Please clarify what you mean by the statement that National
Preplanning "continues its affiliation" with eight funeral homes in
New Jersey. Does National Preplanning have a contractual arrangement with these funeral homes? Revise your Business section as well.

Description of Business, General, page 27

29. This section is difficult to read due to your use of vague terms
and industry jargon.  For example, we note your disclosure on page
20
that you partner with "beneficial administration firms." What does this mean? As another example, you state on page 20 that your products include an "inflation rider." What is this and how does it make your products more favorable than others without an inflation rider? You must revise this entire section to delete vague terms and industry jargon and describe in simple clear language what specific products /services you provide and how you provide them.

30. Please provide more disclosure throughout this section regarding how you create and market death care financial service products. Please discuss how you procure your arrangements with funeral homes.
In addition, please characterize the nature of these "arrangements."
Revise throughout this section to clarify, if true, that you do not provide death care services, rather you package death care services provided by other parties and sell those services to the public. Furthermore, what do you mean that you establish "strategic partnerships with firms that will become distribution channels for the prearrangement products?" In this regard, please provide more detail regarding your distribution process. Also, please explain more fully how insurance companies and insurance agents assist in the provisioning of your products/services. Do you seek out insurance companies to underwrite policies for your death care packages?
How
can insurance agents distribute your products?

31. Please clarify, if true, that once you have sold a death care package to a customer, the customer has the option of financing the package through the purchase of insurance or through placing funds in a trust that you manage.

32. Please provide your basis for the following statements:

* "National Preplanning...began to achieve operating results by positioning itself as one of the first movers and leaders in the sale of funeral pre-arrangements...," page 16
* "...12% of American workers are current caring for an older person
and this figure is expected to grow in the next few years...,"
page
19
* "The death care industry is projecting over $17 billion in revenues for 2004, with over $5 billion derived from the prearrangement of death care services...," page 20
* "The United State Bureau of the Census also projects that the number of deaths in the U.S. will increase by one percent per year, from 2.4 million to 2.6 million in 2010...," page 20
* "This generation includes 78 million Americans born between 1946 and 1965 and represents nearly 30% of the total U.S. population..."
page 20

   Benefits Delivery Companies, page 20

33. Please disclose who RewardsPlus is and whether you have an arrangement with them to offer your products/services.

   Competition, page 21

34. Please revise this section to discuss how you compete within your industry despite having limited operations and assets. In this regard, please discuss your competition`s advantages over you and discuss how this will affect your competitive position within the industry.

   Employees, page 22

35. Describe the material terms of your consulting agreements.

Executive Compensation, page 25

36. As a result of the discontinuation of Kelly Color`s operations and the statement that Mr. Walker is no longer an employee of the company (page 23), please confirm that Mr. Walker`s employment agreement has been terminated and revise the disclosure to confirm that he is no longer considered an employee. If this is not the case, explain how he can be considered a non-employee director. Revise the description of his employment agreement to confirm that the agreement has been terminated.


Certain Relationships and Related Transactions, page 27

37. Please update this section to discuss the material terms of all financing and loan arrangements with your president and any other insiders.

Security Ownership of Certain Beneficial Owners and Management,
page
28

38. Please disclose who retains voting and investment control over the shares held by Fusion Capital Fund.

Description of Securities, page 29

39. Please include a description of your convertible securities in compliance with Item 202(c) of Regulation S-B, including conversion prices, expiration dates, etc.

Selling Stockholders, page 32

40. Please disclose who retains voting and investment control over the shares held by Adkins & Co., J & V Services, Strategic Growth
International, Pisces Partners, RS & VS Ltd., Sybesma Research
Corp.,
Reese Cole Partnership, and Phoenix Holding LLC.

Financial statements

Consolidated statements of stockholders` equity, page F-4

41. We note that some issuances of shares have not been disclosed in
Note 9.   Also, disclose and tell us how you valued each share
issued
for non cash consideration, including the market price used and assumptions you used. Please revise Note 9 on page F-15 and Item 26 of the Form SB-2.

Consolidated statements of cash flows, page F-5

42. Please consider disclosing in the notes to the financial statements, the information about non-cash issuance of equity securities during the fiscal years ended December 31, 2003 and December 31, 2002 in the amended filing. Refer to paragraph 32 to SFAS no. 95.

Notes to the consolidated financial statements

      Note 1. Merger and organization of entities, page F-6

43. We note that in second paragraph that ADS was issued 1,839,840 of common shares, while in fifth paragraph you indicate that ADS was issued 183,984 shares of Walker`s common stock. It appears to us that you have not given effect to the stock split which was declared in December 2002. Please revise.

44. We note in Note 1, that in order to determine the fair value of the assets and liabilities acquired in the merger transactions, you have used $2.69 as fair value of the common stock of Walker.
Also,
we note that the merger agreements were dated March 19, 2002. Based on the information presented under Item 5 of the From10-KSB for the year ended December 31, 2002, the market price of the common stock of
Walker was approximately $.30 per share. Please explain in detail your basis to support the fair value of $2.69 used in the computation of the purchase price of Walker and ADS. We may have further comments after review of your response.

Recent sales of unregistered securities, page II-2

45. Please refer to the disclosures provided on page F-4 and Item
26-
Recent sales of unregistered securities on page II-2. For each issuance of shares and warrants disclose in the notes to the financial statements both the aggregate and per share or option price, along with the amounts of each form of consideration received.
Also, separately disclose each issuance of options and warrants, along with their terms.

Exhibits

46. Advise why you have not filed National Preplanning`s third party sales and marketing agreement with Stewart Enterprises, Inc. and strategic pre-need sales and marketing agreement with Hilb Rogal & Hobbs Insurance Services of Northern California as material agreements.

Exhibit 5.1

47. Revise the legality opinion to identify the appropriate state law which the opinion is based on.

Form 10-KSB for December 31, 2003

Controls and Procedures, page 17

48. We note your disclosure in this section that there have been no
"significant changes" in your internal controls that could significantly affect those controls since the most recent evaluation of such controls. Item 308(c) of Regulation S-B requires you to disclose any change in your internal control over financial reporting identified in connection with your evaluation that occurred during your last fiscal quarter (your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. If true, please confirm that there were no changes in your internal control over financial reporting that occurred during your fourth fiscal quarter of 2003 that had materially affected or was reasonably likely to materially affect your internal control over financial reporting. In addition, please confirm, if true, for the quarters ended March 31, 2004 and June 30, 2004 and confirm that you will use the correct phrasing in your future periodic reports.

Form 10-QSB for ended September 30, 2004

Controls and Procedures

49. We note that you cite a material weakness in your internal controls for the period ended September 30, 2004. Please disclose how your CEO and CFO concluded that your disclosure controls and procedures were effective in light of the weaknesses communicated to the company by its auditors regarding the company`s internal controls. Please discuss in specific terms the processes and procedures that you had in place for the period covered by this report that enabled the officers to reach the conclusion that the company`s controls and procedures were effective.

50. Please disclose in more detail what your auditors considered to be weaknesses in your internal controls relating to the "inadequate structure within our accounting department."

51. Please discuss in detail what steps you are taking to remedy the weakness in your internal controls.

52. We also note your statement in the first paragraph that "management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives." Please revise to state clearly, if true, that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC
Release No. 33-8238, available on our website at
<http://www.sec.gov/rules/final/33-8238.htm>.

53. We note your disclosure that "[e]xcept as discussed in the following paragraph, subsequent to the date of this evaluation, there have been no significant changes in our internal controls or in other factors that could significantly affect these controls." (emphasis added). Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the this fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting, and clearly identify these changes in your internal control over financial reporting that occurred during this period.

*   *   *   *

      Please amend your registration statement and your Form 10-QSB for September 30, 2004 in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Indicate in the cover letter where you have made changes in the amendments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.



      You may contact Ghopal Dharia, Staff Accountant, at (202)
942-
1973, or Terry French, Accountant Branch Chief, at (202) 942-1998 if you have questions regarding comments on the financial statements and related matters. Please contact Reginald A. Norris, Staff
Attorney,
at (202) 942-2875, or me at (202) 942-1990 with any other
questions.

								Sincerely,


								Larry Spirgel
								Assistant Director


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Mr. Mitchell S. Segal
Walker Financial Corporation
March 11, 2005
Page 12